

Golden Enterprises 2008 Annual Report


Trans Fat:
Maizetos
(283.5g)
GOLDEN FLAKE
Cheese Curls & Puffs
02108
2g Total Carbohydrate
GOLDEN FLAKE
The South's Original Potato Chip
THIN & CRISPY
GOLDEN FLAKE
CORN CHIPS


ALWAYS GOOD
ALL WAYS
Golden Flake
Golden Flake
GOLDEN FLAKE
POTATO CHIPS
GOLDEN FLAKE
GOLDEN FLAKE
GOLDEN FLAKE
POTATO CHIPS

Table of Contents



OUR MISSION

Consistently satisfying the expectations of our consumers, customers, employees, and stockholders by producing and selling quality snacks.




GOLDEN
FLAKE
®



COMPANY PROFILE

"Golden Flake is the South's Original Potato Chip®"


GOLDEN
FLAKE
The South's Original Potato Chip
THIN & CRISPY

Office Headquarters: Birmingham, Alabama - Founded in 1923. Golden Flake is "The South's Original Potato Chip"®.

Employees: Golden Flake employs 822 people. Approximately 448 employees are involved in route sales and sales supervision, 260 are in production and production supervision, and 114 are administrative and management personnel.

What We Sell: Golden Flake manufactures and distributes a full line of salted snack items such as potato chips, tortilla chips, corn chips, pork skins, cheese puffs, cheese curls, onion rings and puff corn. Golden Flake also sells a line of cookie items, salsas and dips, pretzels, peanut butter crackers, cheese crackers, dried meat products and nuts. Our brands include Golden Flake®, NRG™, Tostados™ and Maizetos™.


NRG
POTATO CHIPS


Tostados


Maizetos
TORTILLA CHIPS


Maizetos
TORTILLA CHIPS
GOLDEN FLAKE
Cheese CURLS
99¢
Onion
GOLDEN FLAKE
CORN CHIPS
DIPPERS
Salsa

Manufacturing Plants: Birmingham, AL: This facility consists of three buildings which have a total of approximately 300,000 square feet of floor area. Ocala FL: This plant consists of approximately 100,000 square feet of manufacturing space.

Distribution Warehouses: Golden Flake owns branch warehouses in Birmingham, Montgomery, Midfield, Demopolis, Fort Payne, Muscle Shoals, Huntsville, Phenix City, Tuscaloosa, Mobile, Dothan and Oxford, Alabama; Gulfport and Jackson, Mississippi; Knoxville and Memphis, Tennessee; Decatur, Marietta and Macon, Georgia; Jacksonville, Panama City, Tallahassee and Pensacola, Florida; and New Orleans, Louisiana.

Vehicles: Golden Flake owns a fleet of 799 vehicles which includes route trucks, tractors, trailers, cars and miscellaneous vehicles.





Images above show operations at the Birmingham, AL manufacturing plant





A LETTER FROM OUR PRESIDENT

Much can be said about the last 12 months both from a national standpoint and here at Golden Flake. 2008 has presented challenges unlike any remembered in recent history. Unprecedented increases in fuel cost, escalating commodity costs, increased food prices and a weak dollar have shifted our economy into a lull.

The 2007-2008 fiscal year for Golden Enterprises, Inc. proved to be challenging as well in light of the increased cost of every category in our manufacturing and sales operations. Our sales increased 2%, to $113.4 million, despite the increased pressures our consumers have faced in their own budgets due to the economy. Net income remained at $.10 compared to last year, while operating income increased 14%.

I am proud to say that we continue to improve manufacturing efficiencies. We have also made strategic supply chain decisions to meet our customers' and consumers' expectations; positioning our Company for growth going forward as we operate in this economic environment.

Additionally, we continue our commitment to our employees and their health by implementing programs such as health fairs, various health screenings and a walking program with the goal of creating a healthier workforce and lowering healthcare cost.



Please accept my personal invitation to attend our annual meeting of stockholders to be held at our Birmingham headquarters on September 25, 2008 at 11:00 A.M. Central Daylight Time.

Mark McCutcheon
President & Chief Executive Officer


GOLDEN
FLAKE




Golden Flake
Cheese Curls & Puffs

Our New Route Trucks



2008 HIGHLIGHTS


Golden Flake
Butter
Puff Corn

New Trucks & Fleet Graphics

120 new 2008 model Chevrolet Express Cutaway route trucks were added to our fleet in late 2007. Key features include: automatic transmission, 100% gasoline engine, 4 wheel anti-lock disc brakes and air conditioning. Each truck's speed is governed with a maximum speed of 65 MPH, and equipped with both air bags and day time running lights for added safety. New decals that decorate the trucks promote Sweet Heat Potato Chips, Cheese Puffs and Cheese Curls, Dip Style Potato Chips, Pork Cracklin' Strips and Maizetos Tortilla Chips.




Golden Flake
Sweet Heat
Barbecue
Thin & Crispy
Potato Chips


Chicharrones
Golden Flake
Pork
Cracklin
Strips
Mildly seasoned with red pepper


Golden Flake
Dip Style
Potato Chips


Golden Flake
Maizetos
Tortilla Chips


Golden Flake

" It is our goal to provide exciting new products that taste great and offer great value..."


GOLDEN FLAKE
SALT & PEPPER
WAVY CUT


GOLDEN FLAKE
CHEDDAR CHEESE
PUFF CORN
OVEN BAKED!
NO HULLS OR
HARD KERNELS!

New Products & Design Updates

At Golden Flake, innovation and dedication to quality are essential ingredients to our success. It is our goal to provide exciting new products that taste great and offer great value, a tradition that has made Golden Flake a brand consumers know and trust.


99¢
GOLDEN FLAKE
CORN CHIPS
RED PEPPER


Thin Style

New products for 2007-2008 included the introduction of NRG™ Overload, a creamy, cool addition to the NRG™ Potato Chip brand, Golden Flake Pretzel Twists, and Golden Flake Red Pepper Corn Chips. Existing packaging for all Maizetos™ Corn Chips, Golden Flake Puff Corn, Salt & Pepper Potato Chips and Maizetos™ Nacho Cheese Tortilla Chips were updated with fresh designs. In addition to the new items and packaging changes, several old favorites were resized for line extensions in C-stores and supermarkets.


NRG
POTATO CHIPS
OVERLOAD


GOLDEN FLAKE
100 Calorie
Snack Packs
GOLDEN FLAKE
ULTIMATE
Cheese Lovers
Variety Pack


GOLDEN FLAKE
PICNIC PERFECT!

MARKETING

Advertising

Golden Flake uses different methods of advertising such as Point of Purchase, magazine, outdoor, television and radio. Here are images of various advertisements used during the 2007-2008 year.


Snack Foods
GOLDEN FLAKE
Snack Foods


GOLDEN FLAKE
DIP STYLE
SLAM DUNK!


GOLDEN FLAKE
DIP STYLE
The Official
TAILgate


GOLDEN FLAKE



GOLDEN FLAKE
DIP STYLE
It's A Hit!



SUN BELT
Catch the Flavor!
GOLDEN FLAKE
DIP STYLE



GOLDEN FLAKE
DIP STYLE
SUMMER FUN
...IT'S IN THE BAG!



Lighter than Air!
GOLDEN FLAKE
ORIGINAL
Baked POTATO Crisps
GOLDEN FLAKE
BARBECUE
Baked POTATO Crisps
For More Information,
Contact Your Golden Flake Representative
1-800-239-2102



WWW.GOLDENFLAKE.COM
GOLDEN FLAKE
OFFICIAL POTATO CHIP OF
TALLADEGA
SUPERSPEEDWAY



GOLDEN FLAKE
The Official Chip of
BIRMINGHAM
Barons
BASEBALL



SNAX CAR
GOLDEN FLAKE
GOLDEN FLAKE



DISTRIBUTION FOOTPRINT


GOLDEN FLAKE

Expanding Territory

Golden Flake products are distributed to 12 states and also available for purchase online. Our distribution footprint has grown and solidified over the past year with new distributors located in the northern and southern parts of Texas, as well as South Carolina.


Illinois
Indiana
Missouri
North Carolina
Oklahoma
Texas
Florida
Years in Area
Over 30 Years
20-30 Years
0-10 Years
★ Existing Plants


GOLDEN FLAKE

"Our distributor network continues to improve market penetration and market coverage as the brand becomes stronger with the consumer."



GOLDEN FLAKE
SWEET HEAT
BARBECUE
CHICHARRONES
FRIED PORK SKINS
Tostados
Mini Rounds
GOLDEN FLAKE
WHITE CHEDDAR CHEESE
POPCORN
GOLDEN FLAKE
ORIGINAL
Baked
POTATO
Crisps
BARBECUE
CRACKLINS

As the demand for our products expand into new territories, we have identified productive distributors to satisfy the consumer's taste for Golden Flake products. The requests for our flavored items and various other product categories from consumers outside our core market continue to give us promise of continued growth. Our distributor network continues to improve market penetration and market coverage as the brand becomes stronger with the consumer. Our network of distributors will continue to grow and mature in our perimeter territories.





2008 CONDENSED FINANCIAL STATEMENTS

	2008	2007
Net Sales	$113,379,832	$110,826,925
Pre-Tax Income	$1,894,800	$2,015,139
Net Income	$1,127,568	$1,213,234
Net Income Per Share	$0.10	$0.10
Total Assets	$32,236,045	$33,325,428
Total Liabilities	$13,271,471	$13,875,305
Shareholders' Equity	$18,964,674	$19,450,123



NET INCOME ($ MILLIONS)
-0.05
-0.01
0.3
1.2
1.1
04
05
06
07
08



NET SALES ($ MILLIONS)
97.6
103.1
106.5
110.8
113.4
04
05
06
07
08



BASIC AND DILUTED EARNINGS PER SHARE ($)
0.00
0.00
0.02
0.10
0.10
04
05
06
07
08



TOTAL ASSETS ($ MILLIONS)
33.6
34.4
33.7
33.3
32.2
04
05
06
07
08



SHAREHOLDERS' EQUITY ($ MILLIONS)
22.5
21.0
19.7
19.5
19.0
04
05
06
07
08



RETURN ON EQUITY (%)
0.0
0.0
1.4
6.2
5.9
04
05
06
07
08



GOLDEN FLAKE

MANAGEMENT OF GOLDEN ENTERPRISES, INC. AND ITS SUBSIDIARY

DIRECTORS

GOLDEN ENTERPRISES, INC.

Joann F. Bashinsky	Chairman of SYB, Inc.
Mark W. McCutcheon	President and Chief Executive Officer of Golden Enterprises, Inc.
John P. McKleroy, Jr.	Partner, Spain & Gillon, Counsel for the Company
J. Wallace Nall, Jr.	President of Nall Development Corporation
Edward R. Pascoe	Retired, Chairman of Steel City Bolt & Screw, Inc.
F. Wayne Pate	Retired, President and Chief Operations Officer of Golden Enterprises, Inc.
James I. Rotenstreich	Chairman and Chief Executive Officer of JHF Holdings, Inc.
John S.P. Samford	President of Samford Capital Corporation
John S. Stein	Chairman of the Board of Golden Enterprises, Inc.

OFFICERS

GOLDEN ENTERPRISES, INC.

John S. Stein	Chairman of the Board of Golden Enterprises, Inc.
Mark W. McCutcheon	President and Chief Executive Officer
Patty Townsend	Chief Financial Officer, Vice-President and Secretary

GOLDEN FLAKE SNACK FOODS, INC.

Mark W. McCutcheon	President and Treasurer
Randy Bates	Executive Vice-President
David Jones	Executive Vice-President
Jim Harrington, Jr.	Controller

Golden Enterprises, Inc.

One Golden Flake Drive
Birmingham, Alabama 35205
Phone: 800-239-2447
Fax: 205-458-7327